Exhibit 99.1

TDCX reports 19.6% revenue growth for full year 2022

Singapore, March 8th, 2023 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), an award-winning digital customer experience (CX) solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Full Year 2022 Financial Highlights

•	Total revenue of US$493.9 million, up 19.6% year-on-year

•	Profit for the period was US$78.0 million, up 1.1% year-on-year

•	Adjusted Net Income[1,4], which excludes the impact of share-based compensation for a like-for-like comparison with the prior year, was US$92.5 million, up 14.1% year-on-year

•	Net Cash from Operating Activities of US$123.0 million, up 59.3% year-on-year

Fourth Quarter 2022 Financial Highlights

•	Total revenue of US$131.4 million, up 14.2% year-on-year

•

Profit for the period was US$18.6 million, down 13.3% from US$21.5 million in the same period last year, due largely to a foreign exchange loss of US$4.5 million recorded during the quarter with the depreciation of the US dollar

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “Despite the challenging year, we remained steadfast in executing our growth strategy and achieved our growth expectations, with an almost 20 per cent increase in revenue year-on-year. We doubled the number of new logos signed up in 2022 and are seeing increased revenue contribution from our newer markets, such as India, Korea and Türkiye.

“While the economic challenges we saw last year are expected to have a spillover effect into 2023, we are focused on strengthening our capabilities through our network expansion strategy and initiatives to deepen our relationship with our clients, such as the launch of our Digital CX Center of Excellence in Singapore. The Center will enable us to provide more dedicated strategic advisory to our clients – an area that we are seeing increased interest in – to help solve their CX challenges. Such client requests demonstrate the strategic role that CX plays in the future economy and our sector’s potential.

“With the COVID-era largely behind us, we are optimistic about the continued recovery of sectors such as travel and hospitality and markets such as China. We are confident that our strategy of pursuing growth while ensuring stability will continue to create value for our clients and other stakeholders.”

(US$ million, except for %)[2]	FY2021	FY2022	% Change	Q4 2021	Q4 2022	% Change
Revenue	412.9	493.9	+19.6%	115.1	131.4	+14.2%
Profit for the period	77.2	78.0	+1.1%	21.5	18.6	-13.3%
Adjusted Net Income[1,4]	81.1	92.5	+14.1%	25.3	21.7	-14.5%
Adjusted EBITDA[1,3]	137.6	148.6	+8.0%	40.1	34.9	-13.1%
Adjusted EBITDA Margins[1,3] (%)	33.3%	30.1%		34.8%	26.5%

Business Highlights

Strong Client Additions

•	Signed up 41[5] new logos in 2022, 105% higher than the 20 logos in 2021

•	84[6] launched clients[7] as of December 31, 2022, a 62% increase as compared with 52 launched clients as of December 31, 2021

•	92% revenue contribution from new economy[8] clients for 2022

Continued Geographic Expansion as a key strategic priority

•	Expanded to 16 geographies as of December 31, 2022

Full Year 2023 Outlook

For the full year 2023, TDCX expects its financial results to be:

2023 Outlook
Revenue growth (YoY)	Range: 3% - 8% (On a constant currency basis1,9)
Adjusted EBITDA margin[1,3]	Approximately 25% - 29%

[1]

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, revenue at constant currency and revenue growth at constant currency are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS (see “Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures” in the Form 6-K or presentation slides for more details).

[2]	FX rate of US$1 = S$1.3446, being the approximate rate in effect as of December 31, 2022, assumed in converting financials from SG dollar to US dollar.
[3]

Adjusted EBITDA represents profit for the period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our TDCX Performance Share Plan (the “Performance Share Plan”), which was adopted on August 26, 2021 and allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

[4]

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

[5]	Includes 9 additional logos attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned subsidiary on October 13, 2022.
[6]	Includes 9 additional clients attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned subsidiary on October 13, 2022.
[7]	“Launched client” refers to launched campaigns that are revenue generating.
[8]	“New economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.
[9]

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year.

Webcast and Conference Call Information

TDCX senior management will host a conference call to discuss the fourth quarter 2022 unaudited financial results.

A live webcast of this conference call will be available on TDCX’s website. Access information on the conference call and webcast is as follows:

Date and time:	March 7, 2023, 7:30 PM (U.S. Eastern Time)
March 8, 2023, 8:30 AM (Singapore / Hong Kong Time)

Webcast link:	https://events.q4inc.com/earnings/TDCX/Q4-2022

Dial in numbers:	USA Toll Free: +1 855 9796 654 United States (Local): +1 646 664 1960

Singapore: +65 3163 4602 Hong Kong: +852 580 33 413

UK Toll Free +44 0800 640 6441 All other locations: +44 20 3936 2999

Participant Access Code:	598306

A replay of the conference call will be available at TDCX’s investor relations website (investors.tdcx.com). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / Analysts: Jason Lim

lim.jason@tdcx.com

Media: Eunice Seow

eunice.seow@tdcx.com

About TDCX INC.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, home sharing and travel, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 17,800 employees across 28 campuses globally, specifically Singapore, Malaysia, Thailand, Philippines, Mainland China, Hong Kong, South Korea, Japan, India, Romania, Spain, Colombia, Türkiye and Vietnam. For more information, please visit www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.3446 to US$1.00, the approximate rate in effect as of December 31, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measure to help evaluate our operating performance:

“EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

“Adjusted Net Income” represents profit for the year/ period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period.

We believe that EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, revenue at constant currency and revenue growth at constant currency help us to compare our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations, and thereby help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

The above non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Among other things, the outlook for the full year, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; its ability to compete effectively; its ability to maintain its pricing, control costs or continue to grow its business; the effects of the novel coronavirus (COVID-19) on its business; the continued service of its founder and certain of its key employees and management; its ability to attract and retain enough highly trained employees; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended December 31,
	2022		2021
	US$’000	S$’000	S$’000
Revenue	131,393	176,671	154,763
Employee benefits expense	(85,386)	(114,810)	(97,674)
Depreciation expense	(7,937)	(10,672)	(9,605)
Rental and maintenance expense	(2,001)	(2,690)	(2,092)
Recruitment expense	(2,532)	(3,404)	(3,340)
Transport and travelling expense	(495)	(666)	(476)
Telecommunication and technology expense	(2,433)	(3,271)	(2,493)
Interest expense	(408)	(549)	(1,964)
Other operating expense	(7,044)	(9,472)	(2,548)
Share of profit from an associate	3	4	23
Interest income	1,061	1,426	251
Other operating income	294	395	2,551

Profit before income tax	24,515	32,962	37,396
Income tax expenses	(5,914)	(7,952)	(8,550)

Profit for the period	18,601	25,010	28,846
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation	687	924	276
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(12,033)	(16,179)	(2,824)

Total comprehensive income for the period	7,255	9,755	26,298

Profit attributable to:
- Owners of TDCX Inc.	18,601	25,010	28,846
- Non-controlling interests	—	—	—

	18,601	25,010	28,846

Total comprehensive income attributable to:
- Owners of TDCX Inc.	7,255	9,755	26,298
- Non-controlling interests	—	—	—

	7,255	9,755	26,298

Basic earnings per share (in US$ or S$) (1)	0.13	0.17	0.20
Diluted earnings per share (in US$ or S$) (1)	0.13	0.17	0.20

(1)	Basic and diluted earnings per share

	For the three months ended December 31,
	2022	2021
Weighted average number of ordinary shares for the purposes of basic earnings per share	144,921,462	144,542,344
Weighted average number of ordinary shares for the purposes of diluted earnings per share	144,921,462	144,646,728

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3446 to US$1.00, the approximate rate of exchange at December 31, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended December 31, 2022 and 2021

Revenue. Our revenue increased by 14.2% to S$176.7 million (US$131.4 million) for the three months ended December 31, 2022 from S$154.8 million for the three months ended December 31, 2021 primarily driven by a 40.7% increase in revenue from sales and digital marketing services followed by omnichannel CX solutions services rendered.

•

Our revenue from omnichannel CX solutions increased by 6.6% to S$98.5 million (US$73.2 million) from S$92.3 million for the same period of 2021 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the travel and hospitality, and technology verticals, partially offset by a decrease in demand from existing clients in the digital advertising and media vertical.

•

Our revenue from sales and digital marketing services increased by 40.7% to S$48.9 million (US$36.4 million) from S$34.8 million for the same period of 2021 primarily due to the expansion of existing campaigns by our key digital advertising and media clients and additional contributions from new clients in 2022 continuing to scale up.

•

Our revenue from content, trust and safety services increased by 4.6% to S$28.1 million (US$20.9 million) from S$26.8 million for the same period of 2021 primarily due to higher business volumes from existing clients.

•	Our revenue from our other service fees increased by 50.9% to S$1.2 million (US$0.9 million) from S$0.8 million for the same period of 2021 primarily due to an expansion of existing campaigns.

The following table sets forth our service provided by amount for the three months ended December 31, 2022 and 2021.

	For the three months ended December 31,
	2022		2021
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions *	73,220	98,452	92,340
Sales and digital marketing	36,399	48,942	34,789
Content, trust and safety *	20,862	28,052	26,822
Other service fees * #	912	1,225	812

Total revenue	131,393	176,671	154,763

*

In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services which entailed some reclassification of certain of our revenue from our omnichannel CX solutions services and our other service fees into content, trust and safety services. Accordingly, we reclassified our segment revenue for all periods presented herein on a comparable basis except where otherwise noted. See “Segment Reclassification” below.

#	Other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense increased by 17.5% to S$114.8 million (US$85.4 million) from S$97.7 million for the same period of 2021 due to higher employee headcount, wage adjustments and share-based payment expense arising from the implementation of the TDCX Performance Share Plan (the “Performance Share Plan”) in November 2021. Our average number of employees in the fourth quarter of 2022 increased by 24.0% compared to the same period of 2021 driven by business volumes requirements of current campaigns over the course of 2022, and staff resourcing requirements of new campaign launches in the second half of 2022.

Depreciation Expense. Our depreciation expense increased by 11.1% to S$10.7 million (US$7.9 million) from S$9.6 million for the same period of 2021 primarily due to depreciation expense attributable to our office space expansion to support our business growth in Malaysia, Thailand and Spain and depreciation expense arising from our newly acquired Hong Kong subsidiary.

Rental and Maintenance Expense. Our rental and maintenance expense increased by 28.6% to S$2.7 million (US$2.0 million) from S$2.1 million for the same period of 2021 primarily due to the setting up of new greenfield sites in Türkiye, Korea and Vietnam, and the acquired operation in Hong Kong. In addition, our rental and maintenance expense increased to cope with the growth in our key clients’ campaigns in the Philippines and Thailand as we had to lease additional computer equipment and incur maintenance expense for additional floor space.

Recruitment Expense. The increase in our recruitment expense by 1.9% to S$3.4 million (US$2.5 million) from S$3.3 million for the same period of 2021 is not material in absolute terms.

Transport and Travelling Expense. Our transport and travelling expense increased by 39.9% to S$0.7 million (US$0.5 million) from S$0.5 million for the same period of 2021 mainly due to increased operational and business development travel.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 31.2% to S$3.3 million (US$2.4 million) from S$2.5 million for the same period of 2021 primarily due to an increase in software subscription and outsourced IT services.

Interest Expense. Our interest expense decreased by 72.0% to S$0.5 million (US$0.4 million) from S$2.0 million for the same period of 2021 primarily due to reduced bank borrowings.

Other Operating Expense. Our other operating expense increased by 271.7%% to S$9.5 million (US$7.0 million) from S$2.5 million for the same period of 2021 primarily due to foreign exchange losses of S$6.0 million caused by the weakening of the United States Dollar in the fourth quarter of 2022.

Share of Profit from an Associate. Our share of profit from an associate was insignificant for the three months ended December 31, 2022 and 2021.

Interest Income. Our interest income increased by 468.1% to S$1.4 million (US$1.1 million) from S$0.3 million for the same period of 2021 primarily due to higher placements of excess liquid funds in interest earning deposit.

Other Operating Income. Our other operating income decreased by 84.5% to S$0.4 million (US$0.3 million) for the same period of 2021 primarily due to lower government grants received by our Singapore subsidiaries.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax decreased by 11.9% to S$33.0 million (US$24.5 million) from S$37.4 million for the corresponding period of 2021.

Income Tax Expenses. Our income tax expenses decreased by 7.0% to S$8.0 million (US$5.9 million) from S$8.6 million for the same period of 2021 primarily due to the recognition of a previously unrecognized deferred tax asset, and partially offset by higher taxes incurred by our Malaysia subsidiary due to the imposition of a one-off “prosperity tax” enacted by the local government for fiscal 2022 for the Malaysian operations and its higher taxable earnings and the non-availability of the income tax incentive by the Philippines unit as the unit did not meet the work from home threshold requirement imposed by the local fiscal incentive administrative body. The income tax incentive was reinstated to the Philippines unit after it met the work from home threshold requirements during the fourth quarter of 2022.

Profit for the Period. As a result of the foregoing, our profit for the period decreased by 13.3% to S$25.0 million (US$18.6 million) from S$28.8 million for the same period of 2021.

Exchange differences on translation of foreign operations. Exchange differences on translation of foreign operations recognized in other comprehensive income increased by 472.9% to a loss of S$16.2 million (US$12.0 million) from S$2.8 million for the same period of 2021 primarily due to the strengthening of the Singapore Dollar against the functional currencies of the foreign operations.

Total Comprehensive Income for the Period. As a result of the foregoing, our total comprehensive income for the period decreased by 62.9% to S$9.8 million (US$7.3 million) from S$26.3 million for the same period of 2021.

Share Repurchase Program

On March 14, 2022, we announced that the board of directors had approved a US$30.0 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. We expect to fund repurchases under this program with our existing cash balance.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We did not make any repurchase of ADSs in the year ended December 31, 2021.

From October 1, 2022 to March 6, 2023, no share repurchases were made.

Service Segment Reclassification

In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance.

Our content, trust and safety services comprise content monitoring and moderation services, trust and safety services and data annotation services. Content monitoring and moderation service involves the review of content submission for violation of terms of use or non-compliant with the specifications and guidelines provided by our clients. Trust and safety services entails our dedicated and trained resources in assisting our clients to verify, detect and prevent incidences of fraudulent use of clients’ tools so as to promote users’ confidence in using our clients’ platforms and tools. Data annotation services provided by us serves to support the development of our clients’ efforts in machine learning and automation initiatives and projects.

Revenue for trust and safety related services that were previously classified under omnichannel CX solutions and other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as content, trust and safety services.

Reclassifications and comparative figures

In prior periods, we reported foreign exchange gains or losses on a net basis under “other operating expenses” line item. Commencing from the third quarter of 2022, foreign exchange gains for the relevant quarter is reported under “other operating income” line item while foreign exchange losses for the relevant quarter is reported under “other operating expenses” line item. Accordingly, reclassifications relating to foreign exchange gains and losses have been made to prior period’s financial statements to enable comparability with the current period’s financial statements and therefore, certain line items have been amended in the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income. Comparative figures have been adjusted to conform to the current period’s presentation. The items were reclassified as follows:

	Previously reported	After reclassification
	S$’000	S$’000

For the year ended December 31, 2021:
Other operating income	6,315	8,191
Other operating expenses	11,126	13,002

NON-IFRS FINANCIAL MEASURES

EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations.

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin

“EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expenses, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

	For the Three Months ended December 31,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	131,393	176,671	—	154,763	—
Profit for the period and net profit margin	18,601	25,010	14.2%	28,846	18.6%
Adjustments for:
Depreciation expense	7,937	10,672	6.0%	9,605	6.2%
Income tax expenses	5,914	7,952	4.5%	8,550	5.5%
Interest expense	408	549	0.3%	1,964	1.3%
Interest income	(1,061)	(1,426)	(0.8%)	(251)	(0.2%)

EBITDA and EBITDA margin	31,799	42,757	24.2%	48,714	31.4%
Adjustment:
Equity-settled share-based payment expense	3,058	4,112	2.3%	5,204	3.4%

Adjusted EBITDA and Adjusted EBITDA margin	34,857	46,869	26.5%	53,918	34.8%

	For the Full Year ended December 31,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	493,916	664,120	—	555,198	—
Profit for the year and net profit margin	78,044	104,938	15.8%	103,842	18.7%
Adjustments for:
Depreciation expense	29,549	39,731	6.0%	39,853	7.2%
Income tax expenses	27,554	37,049	5.6%	28,237	5.1%
Interest expense	1,440	1,936	0.3%	8,414	1.5%
Interest income	(2,490)	(3,348)	(0.5%)	(544)	(0.1%)

EBITDA and EBITDA margin	134,097	180,306	27.1%	179,802	32.4%
Adjustment:
Equity-settled share-based payment expense	14,476	19,465	2.9%	5,204	0.9%

Adjusted EBITDA and Adjusted EBITDA margin	148,573	199,771	30.1%	185,006	33.3%

Adjusted Net Income and Adjusted Net Income margin

“Adjusted Net Income” represents profit for the year/period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

	For the Three Months ended December 31,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	18,601	25,010	14.2%	28,846	18.6%
Adjustment for:
Equity-settled share-based payment expense	3,058	4,112	2.3%	5,204	3.4%

Adjusted Net Income and Adjusted Net Income margin	21,659	29,122	16.5%	34,050	22.0%

	For the Full Year ended December 31,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the year and net profit margin	78,044	104,938	15.8%	103,842	18.7%
Adjustment for:
Equity-settled share-based payment expense	14,476	19,465	2.9%	5,204	0.9%

Adjusted Net Income and Adjusted Net Income margin	92,520	124,403	18.7%	109,046	19.6%

Adjusted EPS

“Adjusted EPS” represents earnings available to shareholders excluding the impact of equity-settled share-based payment expense. Adjusted EPS is calculated as earnings available to shareholders excluding the impact of equity-settled share-based payment expense divided by the diluted weighted-average number of shares outstanding.

	For the Three Months ended December 31,
	2022				2021
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Earnings available to shareholders and EPS	18,601	0.13	25,010	0.17	28,846	0.20
Adjustments for:
Equity-settled share-based payment expense	3,058	0.02	4,112	0.03	5,204	0.04
Earnings available to shareholders after adjustments and Adjusted EPS	21,659	0.15	29,122	0.20	34,050	0.24

	For the Full Year ended December 31,
	2022				2021
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Earnings available to shareholders and EPS	78,043	0.54	104,936	0.72	103,841	0.81
Adjustments for:
Equity-settled share-based payment expense	14,476	0.10	19,465	0.14	5,204	0.04
Earnings available to shareholders after adjustments and Adjusted EPS	92,519	0.64	124,401	0.86	109,045	0.85

Revenue at Constant Currency and Revenue Growth at Constant Currency

Revenue at constant currency, which is revenue adjusted for the translation effect of foreign currencies so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to TDCX Inc.’s and its consolidated subsidiaries’ (together, the “Group”) presentation currency, using the average currency conversion rates in effect during the comparable prior period (rather than at the actual currency conversion rates in effect during that period). Revenue growth at constant currency means the period-over-period change in revenue at constant currency compared against revenue in the prior period.

	For the Full Year Ended December 31,		Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2022	2021
	S$’000	S$’000
Revenue	664,120	555,198	19.6%	3.8%	23.4%

The Company has not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of the Company’s control or not readily predictable, such as currency exchange movements over the course of an entire year.

The Company uses revenue at constant currency and revenue growth at constant currency, which are supplemental non-IFRS financial measures, to provide better comparability of revenue trends period-over-period (without the impact of fluctuations in foreign currency exchange rates) because it is a global company that transacts business in multiple currencies and reports financial information in the Group’s functional reporting currency. Foreign currency exchange rate fluctuations affect the amounts reported by the Company in the Group’s functional reporting currency with respect to its foreign revenues. Generally, when the Group’s functional reporting currency dollar either strengthens or weakens against other currencies, revenue at constant currency rates and revenue growth at constant currency rates will be higher or lower than revenue and revenue growth reported at actual exchange rates.

The Company believes that non-IFRS financial measures such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

While the Company believes that such non-IFRS financial measures provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of such non-IFRS financial measures have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3446 to US$1.00, the approximate rate of exchange at December 31, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Full Year ended December 31,
	2022		2021
	US$’000	S$’000	S$’000
Revenue	493,916	664,120	555,198
Employee benefits expense	(324,520)	(436,350)	(339,683)
Depreciation expense	(29,549)	(39,731)	(39,853)
Rental and maintenance expense	(7,422)	(9,980)	(9,832)
Recruitment expense	(10,562)	(14,201)	(10,884)
Transport and travelling expense	(1,217)	(1,637)	(1,461)
Telecommunication and technology expense	(8,792)	(11,822)	(8,826)
Interest expense	(1,440)	(1,936)	(8,414)
Other operating expense	(16,684)	(22,434)	(13,002)
Share of profit from an associate	103	139	101
Interest income	2,490	3,348	544
Other operating income	9,275	12,471	8,191

Profit before income tax	105,598	141,987	132,079
Income tax expenses	(27,554)	(37,049)	(28,237)

Profit for the period	78,044	104,938	103,842
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation	687	924	276
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(10,734)	(14,432)	(6,500)

Total comprehensive income for the period	67,997	91,430	97,618

Profit attributable to:
- Owners of the Group	78,043	104,936	103,841
- Non-controlling interests	1	2	1

	78,044	104,938	103,842

Total comprehensive income attributable to:
- Owners of the Group	67,996	91,428	97,617
- Non-controlling interests	1	2	1

	67,997	91,430	97,618

Basic earnings per share (in US$ or S$) (1)	0.54	0.72	0.81
Diluted earnings per share (in US$ or S$) (1)	0.54	0.72	0.81

(1)	Basic and diluted earnings per share

	For the Full Year ended December 31,
	2022	2021
Weighted average number of ordinary shares for the purposes of basic earnings per share	145,298,557	128,803,824
Weighted average number of ordinary shares for the purposes of diluted earnings per share	145,298,557	128,830,134

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3446 to US$1.00, the approximate rate of exchange at December 31, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31, 2022		As of December 31, 2021
	US$’000	S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents	289,380	389,100	313,147
Fixed and pledged deposits	4,872	6,551	8,860
Trade receivables	66,048	88,808	92,561
Contract assets	43,736	58,808	49,365
Other receivables	11,814	15,885	13,220
Financial assets measured at fair value through profit or loss	22,145	29,776	23,983
Income tax receivable	263	354	17

Total current assets	438,258	589,282	501,153

Non-current assets
Pledged deposits	434	584	456
Goodwill and intangible assets[1]	2,175	2,924	—
Other receivables	3,733	5,019	4,771
Plant and equipment	30,710	41,292	39,709
Right-of-use assets	26,206	35,236	33,160
Deferred tax assets	2,575	3,463	1,943
Investment in an associate	—	—	318

Total non-current assets	65,833	88,518	80,357

Total assets	504,091	677,800	581,510

LIABILITIES AND EQUITY
Current liabilities
Other payables	36,980	49,723	39,096
Bank loans	—	—	13,847
Lease liabilities	13,252	17,818	14,550
Provision for reinstatement cost	3,928	5,282	3,663
Income tax payable	12,316	16,560	14,715

Total current liabilities	66,476	89,383	85,871

Non-current liabilities
Bank loans	—	—	2,963
Lease liabilities	15,353	20,644	21,361
Provision for reinstatement cost	2,657	3,572	4,384
Defined benefit obligation	1,113	1,497	1,718
Deferred tax liabilities	634	852	1,507

Total non-current liabilities	19,757	26,565	31,933

Capital, reserves and non-controlling interests
Share capital	14	19	19
Reserves	163,313	219,590	227,181
Retained earnings	254,515	342,221	236,486

Equity attributable to owners of the Group	417,842	561,830	463,686
Non-controlling interests	16	22	20

Total equity	417,858	561,852	463,706

Total liabilities and equity	504,091	677,800	581,510

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of financial position above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3446 to US$1.00, the approximate rate of exchange at December 31, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

[1]

On October 13, 2022, the Group acquired all remaining shares of its associate, Teledirect Hong Kong Limited (subsequently renamed TDCX (HK) Limited), which then became a wholly-owned subsidiary of the Group on that date. Based on preliminary purchase price allocation, a provisional amount of goodwill and intangible assets was recognized by the Group.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Full Year ended December 31,
	2022		2021
	US$’000	S$’000	S$’000
Operating activities
Profit before income tax	105,598	141,987	132,079
Adjustments for:
Depreciation expense	29,549	39,731	39,853
Gain on early termination of right-of-use assets	—	—	(29)
Reversal of allowance on trade and other receivables	—	—	(2)
Equity-settled share-based payment expense	14,476	19,465	5,204
Provision for office reinstatement cost	884	1,188	(7)
Bank loan transaction cost	37	50	416
Interest income	(2,490)	(3,348)	(544)
Interest expense	1,440	1,936	8,414
Retirement benefit service cost	560	753	619
Fixed assets written off	13	17	—
Loss on disposal of plant and equipment	1	1	211
Share of profit from an associate	(103)	(139)	(101)
Fair value gain on previously held equity interest	(103)	(139)	—

Operating cash flows before movements in working capital	149,862	201,502	186,113

Trade receivables	581	781	(57,003)
Contract assets	(9,372)	(12,601)	(4,000)
Other receivables	(4,954)	(6,661)	(672)
Other payables	12,703	17,081	4,542

Cash generated from operations	148,820	200,102	128,980

Interest received	2,490	3,348	544
Income tax paid	(28,365)	(38,140)	(25,703)
Income tax refunded	31	42	4

Net cash from operating activities	122,976	165,352	103,825

Investing activities
Purchase of plant and equipment	(18,792)	(25,268)	(20,648)
Proceeds from disposal of plant and equipment	103	138	126
Payment for restoration of office	—	—	(428)
Decrease/ (Increase) in fixed deposits	1,299	1,746	(1,255)
Increase in pledged deposits	—	—	1,888
Dividend income from associate	120	161	13
Acquisition of a subsidiary, net of cash acquired	(3,134)	(4,214)	—
Investment in financial assets measured at fair value through profit or loss	(2,255)	(3,032)	(23,835)

Net cash used in investing activities	(22,659)	(30,469)	(44,139)

Financing activities
Dividends paid to non-controlling interests	(30)	(40)	(176)
Drawdown of bank loan	—	—	252,658
Distribution to founder	—	—	(252,033)
Repayment of lease liabilities	(14,673)	(19,729)	(19,632)
Interest paid	(160)	(215)	(6,847)
Repayment of bank loan	(12,531)	(16,849)	(276,564)
Bank loan transaction cost paid	—	—	(361)
Repurchase of American Depositary Shares	(10,129)	(13,620)	—
Proceeds from issuance of shares	1	1	502,406
Proceeds from capital call on non-fully paid-up share capital from non-controlling interests	—	—	193

Net cash (used in)/ generated from financing activities	(37,522)	(50,452)	199,644

Net increase in cash and cash equivalents	62,795	84,431	259,330
Effect of foreign exchange rate changes on cash held in foreign currencies	(6,307)	(8,478)	(5,990)
Cash and cash equivalents at beginning of period	232,892	313,147	59,807

Cash and cash equivalents at end of period	289,380	389,100	313,147

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of cash flows above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3446 to US$1.00, the approximate rate of exchange at December 31, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.